

Via U.S. Mail and Facsimile

Mail Stop 4631

August 5, 2009

Mr. Bill Noonan
President
Jamaica Jim, Inc.
8001 Irvine Center Drive, Suite 400
Irvine, California 07601

> **Re: Jamaica Jim, Inc.**
> **Amendment No. 1 to Preliminary Information Statement**
> **on Schedule 14C**
> **Filed July 14, 2009**
> **File No. 333-148042**

Dear Mr. Noonan:

    We have reviewed your first amendment and response letter dated July 14, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 2 of our letter dated July 8, 2009. We believe that the information set forth in Item 14(b)(9) and (10) of Schedule 14A is applicable to your filing and should be disclosed.

2. Please tell us whether you will deliver the documents you are incorporating by reference along with the proxy statement to security holders. If you do not deliver such documents, please revise the Information Statement in accordance with the provisions of Note D.2 to Schedule 14A.

3. Note that the summary term sheet required by Item 1001 of Regulation M-A must begin on the first or second page of the disclosure document provided to shareholders and must describe in plain English and bullet point format the most material terms of the proposed action. Please revise.

Bill Noonan
Jamaica Jim, Inc.
August 5, 2009
Page 2

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345, or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Scott Olson, Esq. (*Via Facsimile 503/220-2480*)
        Stoel Rives LLP
        900 SW Fifth Avenue, Suite 2600
        Portland, Oregon 97204